Exhibit 99.1

Qunar Announces New Employee Awards Plan

BEIJING, November 18th, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ: QUNR) (“Qunar” or the “Company”), China’s leading mobile and online travel platform, today announced that, following Qunar’s announcement of an exchange program for its employees on October 26, Ctrip.com International, Ltd. (NASDAQ: CTRP) (“Ctrip”) has agreed to issue a total of approximately 5 million ordinary shares to certain special purpose vehicles holding these shares solely for the benefit of Qunar employees. Future receipt by Qunar employees of Ctrip shares will be upon satisfaction of legal and contractual conditions, including the condition that any Qunar securities held by or granted to any Qunar employee, such as vested share-based awards, converted business unit incentive points, and other share incentives, must have been surrendered or forfeited before the employee receives Ctrip shares.

Ctrip and Qunar are currently exploring ways through which they can effectively cooperate to enhance their respective products and services and better serve the market.

Qunar also announced today that its Board of Directors has approved the adoption of a new 2015 share incentive plan of approximately 9 million additional Qunar ADSs on an as exercised and as converted basis. The options, with approximately half of which are related to conversion of business unit incentive points into ADSs and subject to the original multi-year vesting plan, will be granted and vested over a period of multiple years to employees of Qunar under the new 2015 plan.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please visit http://ir.qunar.com.

For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5764-6223

Email: ir@qunar.com